EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three months ended
	March 31,

	2005	2004

	(dollars are in
	millions)
Net income	$626	$470
Income tax expense	341	235

Income before income tax expense	967	705

Fixed charges:
Interest expense	1,062	708
Interest portion of rentals(1)	15	14

Total fixed charges	1,077	722

Total earnings as defined	$2,044	$1,427

Ratio of earnings to fixed charges	1.90	1.98
Preferred stock dividends(2)	28	27
Ratio of earnings to combined fixed charges and preferred stock dividends	1.85	1.91

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.